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Rights Offering Booklet

This booklet contains the following:

(i) a letter to you concerning Zion's Rights Offering, and...

(ii) a report from The United States Geological Survey: "Assessment of Undiscovered Oil and Gas Resources of the Levant Basin Province, Eastern Mediterranean" estimating that a mean of 1.7 billion barrels of recoverable oil and 122 trillion cubic feet of recoverable gas remain undiscovered in the Levant Basin.

October 2010

ZION OIL & GAS

October 4, 2010

Dear Zion Stockholder...

ZION'S NEW RIGHTS OFFERING HAS BEGUN

Together with this booklet, please find enclosed subscription documentation relating to Zion's rights offering, including the offering Prospectus Supplement. In this booklet, you will also find a copy of the United States Geological Survey (USGS) report, issued in April 2010, covering the Levant Basin, as Zion's exploration areas fall completely within that area.

Provided you were a stockholder on the record date of September 28, 2010, then Zion's rights offering gives you the right (but not the obligation) to purchase Zion **units** of Zion's securities at $5.00 per unit, (where **One Unit = One Share of Stock + One $4 Warrant**) irrespective of the market price of Zion stock during the offering period.

The warrant gives a purchaser the right, but not the obligation, to purchase one share of common stock at $4.00 per share through to a date in 2012 (on the second anniversary of the expiration of this rights offering).

Your rights must be exercised by 5:00 p.m. (Eastern Standard Time) on November 15, 2010, unless we decide to extend the offering beyond the originally scheduled expiration date. After the expiration date, your rights under this offer will automatically expire without value.

Under the terms of the Rights Offering (as described more fully in the enclosed Prospectus Supplement) stockholders have the right to purchase eighteen (18) units for every one hundred (100) shares of common stock owned on the record date of September 28, 2010. That is identical to 0.18 of a subscription right for each share of common stock owned on the record date. Each whole subscription right entitles you to purchase one unit at $5.00 per unit.

For example, an owner of 1,000 shares of Zion stock will have the right (but not the obligation) to purchase an additional 180 (1,000 x 18/100) Zion units at $5.00 each (no matter what the market price of Zion stock is at that time).

The shares of Common Stock included in the Units and the shares of Common Stock issued pursuant to the terms of the Warrants will be listed on the NASDAQ Global Market under the "ZN" symbol. The Warrants will be separately transferable following issue. We filed an application with NASDAQ to list these Warrants on the NASDAQ Global Market. If our application is accepted, the symbol "ZNWAZ" has been reserved to designate the Warrants. The subscription rights are non-transferable.

Please note that, **'over-subscriptions' are allowed**. The over-subscription right allows stockholders who are exercising all of their basic subscription rights an opportunity to purchase the units that are not being purchased by other stockholders. If an insufficient number of units are available to fully satisfy all properly executed over-subscription right requests, then the available units will be distributed proportionately among rights holders who exercise their over-subscription right based on the number of units each rights holder subscribed for under the basic subscription right.

Please also note that all subscriptions, including oversubscriptions, take place during the same time period. There will NOT be a subsequent time for you to "oversubscribe" after the initial subscription period, so please be sure to include all the units for which you want to subscribe in your initial subscription.

If subscription rights for all of the Units being offered in this rights offering are exercised, Zion will receive gross proceeds of approximately US$ 19 million, before payment of offering related expenses estimated at $150,000. The funds raised will be used for:

(a) furthering our oil and gas exploration program , (b) implementing our plans to establish a majority owned drilling subsidiary for the purposes of purchasing and operating the drilling rig we currently use in our drilling program and (c) general corporate purposes.

If the Warrants included in the Units are subsequently exercised (of which no assurance can be provided), then we will receive additional funds. The proceeds of Warrant exercises, if any, will also be used for the purposes designated above.

This offer is only open to stockholders of record on the record date of September 28, 2010 and is non-transferable.

Please note that, this Rights Offering may be terminated at any time, at our sole discretion. We will issue a press release in case we decide to terminate early.

Within the last two years, significant natural gas discoveries offshore Israel were announced. Recently, in April 2010, the United States Geological Survey (USGS) released a report on the 'Levant Basin' estimating a mean of 1.7 BILLION barrels of recoverable oil and 122 TRILLION cubic feet of recoverable gas in the Levant Basin.

As all of Zion's exploration areas fall within the Levant Basin, we are optimistic that the day draws near when we will achieve success with our exploration efforts to find and recover oil and/or gas onshore Israel and our decade of hard work will bear fruit for Zion's stockholders.

Please review the enclosed material and consider this opportunity to increase your holdings in Zion Oil and Gas if this is appropriate for you.

As subscriptions will not be accepted after the announced expiration date, please send your subscription agreement to us without delay, so that you don't miss this opportunity.

In anticipation, thank you for your support!

In your good pleasure, make Zion prosper...
Psalm 51:18

Thank you for your continued support of Zion, and

Shalom from Israel

Richard Rinberg, CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, the success of the rights offering, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with the rig owners, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

World Petroleum Resources Project

Assessment of Undiscovered Oil and Gas Resources of the Levant Basin Province, Eastern Mediterranean

The U.S. Geological Survey estimated a mean of 1.7 billion barrels of recoverable oil and a mean of 122 trillion cubic feet of recoverable gas in the Levant Basin Province using a geology based assessment methodology.

Introduction

As part of a program aimed at estimating the recoverable oil and gas resources of priority basins around the world, the U.S. Geological Survey (USGS) estimated the undiscovered oil and gas resources of the Levant Basin Province. The Levant Basin Province encompasses approximately 83,000 square kilometers (km²) of the eastern Mediterranean area (fig. 1). The area is bounded to the east by the Levant Transform Zone, to the north by the Tartus Fault (Roberts and Peace, 2007), to the northwest by the Eratosthenes Seamount, to the west and southwest by the Nile Delta Cone Province boundary, and to the south by the limit of compressional structures in the Sinai. This assessment was based on published geologic information and on commercial data from oil and gas wells, fields, and field production. The USGS approach is to define petroleum systems and geologic assessment units and to assess the potential for undiscovered oil and gas resources in each of the three assessment units defined for this study—Plio-Pleistocene Reservoirs, Levant Sub-Salt Reservoirs, and Levant Margin Reservoirs.



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Figure 1. Location of the three assessment units (AU) in the Levant Basin Province in the Eastern Mediterranean. The boundaries of the Levant Sub-Salt AU and the Plio-Pleistocene Reservoirs AU are coincident.

Composite Petroleum System and Assessment Units

For this assessment the Mesozoic-Cenozoic Composite Petroleum System was defined to include the possibility of viable petroleum source rocks of Triassic, Jurassic, Lower Cretaceous, Upper Cretaceous, Miocene, and Plio-Pleistocene ages, all of which have been suggested as potential source rocks within this province. This composite petroleum system was defined to encompass all petroleum fluids and mixtures of these fluids in the Levant Basin Province because we could not completely discriminate between genetic families of oils or gases with available geochemical data.

Three assessment units (AU) were defined geologically within the composite petroleum system. The Levant Margin Reservoirs AU encompasses all reservoirs, from basement rocks to the Pleistocene, occurring east of the pinch-out of Messinian-age salt and west of the Levant Transform (fig. 2). Reservoirs include Jurassic and Cretaceous shelf-margin carbonates, nearshore marine sandstones, and deep-water slope and fan sandstones. The Levant Sub-Salt Reservoirs AU encompasses all reservoirs within and below continuous Messinian-age salt west of the eastward pinch-out of the salt (fig. 2). Reservoirs are mainly Mesozoic and Paleogene sandstones ranging from incised valley deposits to deep-water slope and fan sandstones (Gardosh and others, 2006; 2008). The Plio-Pleistocene Reservoirs AU includes all reservoirs younger than Messinian-age salt west of the pinch-out of salt, and reservoirs mainly are incised channels, and deep-water slope and fan sandstones (Aal and others, 2000; Bertoni and Cartwright, 2006) (fig. 2). The Plio-Pleistocene Reservoirs AU is thought to be sourced mainly by biogenic gas, but this assessment includes the possibility of thermogenic gas and oil that migrated vertically from sub-salt source rocks. The Levant Margin Reservoirs AU contains four oil and four gas fields, the Plio-Pleistocene Reservoirs AU includes eight gas fields, and the Levant Sub-Salt Reservoirs AU has two discoveries (Tamar, Datil) that were used in the assessment but are so new that there is no independent reference as to the size of these discoveries. For this assessment a minimum undiscovered field size of 5 million barrels of oil equivalent (MMBOE) was used for the offshore assessment and a 1 MMBOE minimum was used for the onshore assessment.

Resource Summary

Estimates of volumes of undiscovered technically recoverable oil and gas resources are shown in table 1. The mean of the distribution for undiscovered oil is about 1,689 MMBO, with a range from 483 MMBO to 3,759 MMBO. For undiscovered gas, the total mean volume is 122,378 billion cubic feet of gas (BCFG), with a range from 50,087 BCFG to 227,430 BCFG. Of the 122,378 BCFG, 6,197 BCFG is estimated to be in the Levant Margin Reservoirs AU, 81,437 BCFG is in the


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Figure 2. Geologic cross section of the southern part of the Levant Basin Province illustrating the definition of the three assessment units (AU) in this study. The areas of the Levant Sub-Salt Reservoirs AU and the Plio-Pleistocene Reservoirs AU are coincident, and neither AU overlaps with the Levant Margin Reservoirs AU. Dashed line separates Cenozoic (above) from pre-Cenozoic rocks. Messinian-age salt (between the M and N seismic horizons) is shown in green. Location of schematic section (A-A′) shown in figure 1. A, Permian to Aalenian age; B, Bajocian to Turonian age; C, Senonian to Early Oligocene age; D, Oligocene to Late Miocene Age; E, Late Miocene (Messinian) age; F, Plio-Pleistocene age rocks. Modified from Gardosh and Druckman (2006) and Cartwright and Jackson (2008).



Eocene nearshore marine sandstones and limestones, Wadi Degla, northern Egypt.

Table 1. Levant Basin Province assessment results.

[MMBO, million barrels of oil; BCFG, billion cubic feet of gas; MMBNGL, million barrels of natural gas liquids. Results shown are fully risked estimates. For gas accumulations, all liquids are included as NGL (natural gas liquids). Undiscovered gas resources are the sum of nonassociated and associated gas. Largest mean oil field in MMBO; largest mean gas field in BCFG. F95 represents a 95 percent chance of at least the amount tabulated. Other fractiles are defined similarly. TPS, total petroleum system; AU, assessment unit. Gray shading indicates not applicable]

Total Petroleum Systems (TPS) and Assessment Units (AU)	Field type	Largest expected mean field size	Total undiscovered resources											
			Oil (MMBO)				Gas (BCFG)				NGL (MMBNGL)			
			F95	F50	F5	Mean	F95	F50	F5	Mean	F95	F50	F5	Mean
Levant Basin Province, Mesozoic-Cenozoic Composite TPS														
Levant Margin Reservoirs AU	Oil	177	278	763	1,765	857	340	944	2,202	1,062	7	19	45	22
	Gas	1,074					1,678	4,559	10,594	5,135	51	142	333	160
Levant Sub-Salt Reservoirs AU	Oil	184	148	460	1,242	548	179	569	1,559	679	4	12	32	14
	Gas	12,238					32,462	74,210	150,573	80,758	1,006	2,309	4,721	2,519
Plio-Pleistocene Reservoirs AU	Oil	130	57	217	752	284	68	265	933	351	1	5	19	7
	Gas	4,756					15,360	32,066	61,569	34,393	157	328	633	353
Total Conventional Resources			483	1,440	3,759	1,689	50,087	112,613	227,430	122,378	1,226	2,815	5,783	3,075

Levant Sub-Salt Reservoirs, and 34,744 BCFG is in the Plio-Pleistocene Reservoirs AU (table 1). These estimates represent technically recoverable oil and gas resources; no attempt was made to estimate economically recoverable resources.

References Cited

Aal, A.A., Barkooky, A.E., Gerrits, M., Meyer, H., Schwander, M., and Zaki, H., 2000, Tectonic evolution of the Eastern Mediterranean Basin and its significance for hydrocarbon prospectivity in the ultradeep water of the Nile Delta: The Leading Edge, October 2000, p. 1086–1102.

Bertoni, C., and Cartwright, J.A., 2006, Controls on the basin-wide architecture of late Miocene (Messinian) evaporites on the Levant margin (Eastern Mediterranean): Sedimentary Geology, v. 188–189, p. 93–114.

Cartwright, J.A., and Jackson, M.P.A., 2008, Initiation of gravitational collapse of an evaporate basin margin: the Messinian saline giant, Levant Basin, eastern Mediterranean: Geological Society of America Bulletin, v. 120, no. 3–4, p. 399–413.

Gardosh, M., and Druckman, Y., 2006, Seismic stratigraphy, structure and tectonic evolution of the Levantine Basin, offshore Israel, *in* Robertson, A.H.F., and Mountrakis, D., eds., Tectonic development of the eastern Mediterranean Region: Geological Society of London Special Publication no. 260, p. 201–227.

Gardosh, M., Druckman, Y., Buchbinder, B., and Calvo, R., 2008, The Oligo-Miocene deepwater system of the Levant Basin: Geophysical Institute of Israel Report 446/426/08 and Geological Survey of Israel Report GSI/33/2008, 73 p.

Gardosh, M., Druckman, Y., Buchbinder, B., and Rybakov, M., 2006, The Levant Basin offshore Israel: stratigraphy, structure, tectonic evolution and implications for hydrocarbon exploration: Geophysical Institute of Israel Report 429/218/06 and Geological Survey of Israel Report GSI/14/2006, 119 p.

Roberts, G., and Peace, D., 2007, Hydrocarbon plays and prospectivity of the Levantine Basin, offshore Lebanon and Syria from modern seismic data: GeoArabia, v. 12, no. 3, p. 99–124.



For Further Information

A publication detailing the geology and the methodology for the Levant Basin Province assessment is in progress. Assessment results are available at the USGS Energy Program website, *http://energy.cr.usgs.gov/oilgas/*.

Levant Basin Province Assessment Team

Christopher J. Schenk (schenk@usgs.gov), Mark A. Kirschbaum, Ronald R. Charpentier, Timothy R. Klett, Michael E. Brownfield, Janet K. Pitman, Troy A. Cook, and Marilyn E. Tennyson.

Is Israel Sitting on an Oil Reserve?

ZION OIL & GAS, INC. BELIEVES THE BIBLE SAYS SO. THEIR EFFORTS AND VISION FOR 'OIL IN ISRAEL' HAVE BEEN BLESSED (GEN. 12:3) WITH THE ATTENTION AND GOOD WISHES OF SOME VERY SPECIAL PEOPLE. YOU MAY RECOGNIZE THE NAMES:

HAL LINDSEY

"Prophetically, I believe oil will be found on Zion's leases."

"I do know that this is just the right prophetic time for these discoveries to be made ... I can barely wait to see what will happen next."

"I believe that to save Israel as a viable state, they are going to have to discover oil within a year. The pressures being put on Israel by the US and the EU are enormous ..."

"A massive oil strike in Israel would completely change the balance of power in the Middle East. Such an oilstrike could potentially break the back of OPEC. It is unlikely OPEC would admit Israel as a member, regardless of how much oil she had."

PASTOR JOHN HAGEE

In a letter to our Founder and Chairman, John Brown

"Dear John, I will continue to pray earnestly for the success and unlimited prosperity of Zion Oil in Israel. A major oil development in Israel would create geopolitical earthquake. I believe you have been called to the kingdom, 'For such a time as this.'

Most Sincerely,
Pastor John Hagee"

Daystar Founder MARCUS LAMB:

"God said, 'I will do amazing things in the last days.' And today in the world the most valuable resource is not gold, it's not diamonds, it's not even money; its oil. This is such a vital, vital thing; we shouldn't be surprised at all that God would save this for the end times and that God would save it for his chosen people Israel. We need to pray for John Brown, for Zion Oil and for all the people that are involved in this."

DR DAVID JEREMIAH

In his latest book ***"What In The World Is Going On?"***

"Two major oil companies have been formed to explore oblique references to oil found in the Bible ... John Brown, an evangelical Christian and founder and chairman of Zion Oil and Gas, believes that there is indeed oil in Israel ... The discovery of oil on Israeli soil would greatly reduce the threat against Israel from her hostile allies [sic], taking the oil weapon out of their hands."

See Dr. Jeremiah's comments about Zion at: www.youtube.com/watch?v=jZzRdtZtU9c.

JOEL ROSENBERG

"Epicenter" *dedicates an entire chapter, to the subject of oil in Israel, including Zion's exploration activity. In the chapter entitled* ***"Future Headline: Israel Discovers Massive Reserves of Oil, Gas"*** *the author refers to his* ***"Last Jihad"*** *fiction series:*

"Israel? Proven reserves? Billions? When I read those words, the hair on the back of my neck stood up ... By the time I sat down to write 'Jihad,' I had decided to add a fictional oil strike – discovered by a fictional American investment company working with a fictional Israeli company ... Little did I know."

DR TIM LAHAYE

In ***"The Coming Peace In the Middle East"***

"Suppose that a pool of oil, greater than anything in Arabia ... were discovered by the Jews ... This would change the course of history. Before long Israel would be able to independently solve its economic woes ..."